August 29, 2005

Mail Stop 4561

Via U.S. Mail and Fax (702) 492-7728
Mr. Richard L. Ham
Director and President
Millenium Holding Group, Inc.
12 Winding Road
Henderson, NV 89052

	RE:	Millenium Holding Group, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 16, 2005
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-28431

Dear Mr. Ham:

      We have reviewed your response letter dated August 15, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-2
1. Please explain to us why the updated report of your auditors references a second date of inception (May 21, 2003).

Forms 10-QSB for the periods ending March 31, 2005 and June 30,
2005

Statements of Cash Flows, page 4
2. Your response to prior comment 6 indicates that there is an error in your statement of cash flows, contained in your Form 10-QSB for the period ending March 31, 2005, in the amount of 441,096. We note that this amount appears again in your Form 10-QSB for the period ending June 30, 2005. Please file an amendment to your Form 10-QSB for the period ended March 31, 2005, and if applicable for the period ended June 30, 2005 to correct this error.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Richard L. Ham
Millenium Holding Group, Inc.
August 29, 2005
Page 1